Free Writing Prospectus	Filed Pursuant to Rule 433
Dated June 5, 2008	Registration Statement No. 333-150308

BGC Partners, Inc.

Class A Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 27, 2008 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus.

Decrease in Number of Shares of Class A Common Stock Offered

The aggregate number of shares of BGC Partners, Inc. Class A common stock, par value $0.01 per share, which we refer to as the “Class A common stock,” offered has been reduced by 16,000,000 shares. BGC Partners will continue to offer 10,000,000 shares of its Class A common stock. The selling stockholders will now offer 10,000,000 shares, a reduction of 16,000,000 shares of Class A common stock. BGC Partners, Inc., which we refer to as “BGC Partners,” and/or Cantor Fitzgerald, L.P., which we refer to as “Cantor,” as a selling stockholder, at BGC Partners’ election, have granted the underwriters the right to purchase up to 3,000,000 additional shares of Class A common stock.

Use of Proceeds

BGC Partners estimates that its net proceeds from this offering will be approximately $74,100,000 ($97,260,000 if the underwriters exercise their option to purchase additional shares in full (assuming all of the option shares are sold by BGC Partners)), assuming a public offering price of $8.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by BGC Partners.

Principal and Selling Stockholders

As a result of the decrease in the number of shares offered by the selling stockholders, the number of shares of Class A common stock offered by the selling stockholders previously identified under “Principal and Selling Stockholders” has changed. Certain of the previously identified selling stockholders will no longer participate in this offering and the number of shares of Class A common stock offered by the remaining selling stockholders has been reduced. Cantor, as selling stockholder, is offering 3,926,178 shares of Class A common stock (without giving effect to the underwriters’ option and Cantor will be distributing 6,073,355 shares of Class A common stock as described below in “Changes to Certain Share Numbers”), and following this offering will beneficially own 33,018,396 shares of Class A common stock (39.8%).

Changes to Certain Share Numbers

As a result of the decrease in the number of shares of Class A common stock being offered by the selling stockholders, following consummation of this offering (and without giving effect to the underwriters’ option), holders of Class A common stock will be entitled to 51,079,504 votes in the aggregate, representing 13.8% of voting power, and holders of BGC Partners Class B common stock par value $0.01 per share, will be entitled to 318,481,070 votes, representing 86.2% of voting power. Additionally, as a result of the decrease in the number of shares of Class A common stock being offered by the selling stockholders, Cantor will sell 3,926,178 shares of Class A common stock (without giving effect to the underwriters’ option) as a selling stockholder and will provide 6,073,355 shares to selling stockholders in satisfaction of distribution rights in connection with this offering.

Underwriters

Sandler O’Neill + Partners, L.P. has been deleted from the front cover page, the back cover page and page 292 of the Preliminary Prospectus and, is replaced by CastleOak Securities, L.P.

To review a filed copy of the current preliminary prospectus, go to the following link:

http://www.sec.gov/Archives/edgar/data/1094831/000119312508122492/ds1a.htm

BGC Partners has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or “SEC,” for this offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents BGC Partners has filed with the SEC for more complete information about BGC Partners and this offering. You may get these documents and other documents BGC Partners has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained by contacting either of the following: Deutsche Bank Securities at Harborside Financial Center, 100 Plaza One, Jersey City, NJ 07311-3988, or by calling toll free at 1-800-503-4611, or by email at prospectusrequest@list.db.com; or Cantor Fitzgerald & Co., ITD Equity Syndicate Manager, 110 East 59th Street, New York, New York 10022, 212-294-7858.

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